UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Republic Bancorp, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

760281 204

(CUSIP Number)

Steven E. Trager

601 West Market Street

Louisville, Kentucky 40202

(502) 584-3600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 6, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760281 204
1.	Names of Reporting Persons. Teebank Family Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,919,072 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,919,072 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,919,072 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.05% (1)

14.	Type of Reporting Person (See Instructions) PN (limited partnership)

(1)  Includes 1,753,796 shares of Class B Common Stock (which is convertible into Class A Common Stock on a one share for one share basis) held of record by the reporting person.

(2)  Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of December 31, 2023 (17,203,355) plus the securities beneficially owned by the reporting person that are currently convertible into shares of Class A Common Stock (1,753,796).

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), respect to the Class A voting common stock, no par value (the “Common Stock”) of Republic Bancorp, Inc., a Kentucky corporation (the “Issuer”) whose principal executive offices are located at 601 West Market Street, Louisville, Kentucky 40202. This Amendment No. 1 is being filed to report a material increase in the Reporting Person’s percentage of beneficial ownership of Common Stock resulting primarily from the Issuer’s buybacks of Common Stock since the date of the filing of Schedule 13D filed with the U.S. Securities and Exchange Commission on August 18, 2020.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of the date of this Schedule 13D, Teebank may be deemed to beneficially own 8,919,072 shares of Class A Common Stock, representing 47.05% of the Issuer’s outstanding Class A Common Stock.

(b)	Number of shares to which Teebank has:

(i)              Sole power to vote or direct the vote: 8,919,072

(ii)            Shared power to vote or direct the vote: 0

(iii)            Sole power to dispose or direct the disposition of: 8,919,072

(iv)            Shared power to dispose or direct the disposition of: 0

Teebank has the sole voting and dispositive power with respect to 8,919,072 shares of Class A Common Stock.

Teebank has shared voting and dispositive power with respect to 0 shares of Class A Common Stock.

The Steven E. Trager Revocable Trust and the Trager Trust of 2012 are the co-general partners of Teebank and share dispositive power over the shares of Class A Common Stock owned by Teebank. Steven E. Trager is the sole trustee of both the Steven E. Trager Revocable Trust and the Trager Trust of 2012. Steven E. Trager, A. Scott Trager and Sheldon Gilman serve as the voting committee having the power to vote shares of Class A Common Stock owned by Teebank.

The Steven E. Trager Revocable Trust is a Kentucky trust having a business address of 601 West Market Street, Louisville, Kentucky 40202, and it has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

The Trager Trust of 2012 is a Kentucky trust having a business address of 601 West Market Street, Louisville, Kentucky 40202, and it has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

Steven E. Trager is a United States citizen having a business address of 601 West Market Street, Louisville, Kentucky 40202, and he has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

A. Scott Trager is a United States citizen having a business address of 601 West Market Street, Louisville, Kentucky 40202, and he has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

Sheldon Gilman is a United States citizen having a business address of 3513 Winterberry Circle, Louisville, Kentucky 40207, and he has not been convicted in or been a party to a proceeding described in Items 2(d) or 2(e).

(c)            The Reporting Person has not effected any transactions in shares of the Class A Common Stock or Class B Common Stock during the 60 days preceding the date of this Amendment.

(d)            The Steven E. Trager Revocable Trust and the Trager Trust of 2012 (each a beneficial owner of more than five percent of the class), as co-general partners of the Reporting Person, may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities. In addition, Mr. Trager, as trustee of certain trusts, and A. Scott Trager (each a beneficial owner of more than five percent of the class), among others, are limited partners of the Reporting Person, and thereby possess the right to receive dividends from or the proceeds from the sale of pro rata interests in the Issuer’s securities upon distribution of assets from the Reporting Person.

(e)	Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

99.1	Second Amended and Restated Agreement of Limited Partnership for Teebank Family Limited Partnership dated as of December 28, 2023.

99.2	Second Amended and Restated Agreement of Limited Partnership for Jaytee Properties Limited Partnership dated as of December 28, 2023.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEEBANK FAMILY LIMITED PARTNERSHIP By: Steven E. Trager Revocable Trust Its: Co-General Partner

Date: February 14, 2024	By:	/s/ Steven E. Trager
Steven E. Trager, Trustee